ALTAGAS ANNOUNCES THIRD QUARTER 2022 RESULTS

Calgary, Alberta (October 28, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported third quarter 2022 financial results and provided an update on the Company's operations.

HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Normalized EPS1 of $0.10 and GAAP EPS2 of $(0.17) in the third quarter of 2022 compared to $0.01 and $0.09 in the third quarter of 2021, respectively.
•Normalized FFO per share1 of $0.60 and GAAP FFO per share3 of $(1.37) in the third quarter of 2022 compared to $0.59 and $0.75 in the third quarter of 2021, respectively.
•Normalized EBITDA1 of $233 million and income before income taxes of $48 million in the third quarter of 2022 compared to $239 million4 and $89 million in the third quarter of 2021, respectively. Strong Utilities results were offset by a lower contribution from the Midstream segment.
•The Utilities segment reported normalized EBITDA of $115 million and income before income taxes5 of $54 million in the third quarter of 2022 compared to $62 million and income before income taxes of $102 million in the third quarter of 2021, respectively. Strong Utilities growth was driven by strong asset optimization activities, strong margins within the Retail Marketing Business and continued capital investments across the network.
•The Midstream segment reported normalized EBITDA of $108 million and income before income taxes of $71 million in the third quarter of 2022 compared to $181 million and $100 million in the third quarter of 2021, respectively. Strong Global Export volumes of approximately 110,000 Bbls/d of liquified petroleum gases (LPGs) were more than offset by a combination of mainly short-term factors, including lower realized Asian-to-Canadian butane spreads, high commodity price volatility, and higher rail and ocean freight costs.
•On May 26, 2022, AltaGas announced an agreement to sell its Alaskan Utilities to TriSummit Utilities Inc. ("TriSummit") for US$800 million (approximately CAD$1.1 billion). Cash proceeds will be used to fund long-term growth opportunities and continue to strengthen the Company's balance sheet, while concentrating AltaGas' Utilities platform in the high growth Eastern U.S. region. AltaGas continues to progress the work required to gain all State and Federal approvals to close the divestiture and expects the transaction to close during the first quarter of 2023.
•On July 5, 2022, AltaGas purchased the remaining 25.97 percent of Petrogas Energy Corp. ("Petrogas") from Idemitsu Canada Corporation ("Idemitsu"), for total cash consideration of $285 million. The acquisition provides AltaGas the ability to further integrate and optimize the west coast LPG export platform and solidifies the Company's position as the leading provider of North American LPGs from the west coast.
•Subsequent to the quarter-end, AltaGas, along with its partner Whitecap Resources Ltd. (“Whitecap”), were selected by the Government of Alberta to enter into an agreement for continued evaluation work on the Rolling Hills Carbon Sequestration Hub (“Rolling Hills”), northwest of Calgary, AB.

(1) Non-GAAP measure; see discussion and reconciliation to US GAAP financial measures in the advisories of this news release or in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2022, which is available on www.sedar.com. (2) GAAP EPS is equivalent to Net income applicable to common shares divided by shares outstanding. (3) GAAP FFO per share is equivalent to cash from operations divided by shares outstanding. (4) In the third quarter of 2022, Management changed AltaGas' non-GAAP policy to remove normalization adjustments relating to acquired contingencies. Prior periods have been restated to reflect this change. Please refer to the Non-GAAP Financial Measures section of this MD&A for additional details.(5) The largest drivers behind the reduction in Utilities income before taxes in Q3 2022 relative to Q3 2021 was mark-to-market on unrealized hedging losses.

•On August 17, 2022, AltaGas closed its offering of $250 million of 7.35 percent Fixed-to-Fixed Rate Subordinated Notes, Series 2, due August 17, 2082. AltaGas used the net proceeds of the offering to redeem the cumulative redeemable five-year rate reset preferred shares, series C.

CEO MESSAGE
"The third quarter highlighted our continued operational execution across the platform” said Randy Crawford, President and Chief Executive Officer. “Our Utilities business achieved record EBITDA growth and our Midstream business achieved record export volumes. The quarter exemplified the advantages of our diversified business model despite some inflationary and other pressures that challenged our Midstream business.

“Our Utilities delivered strong results in the third quarter with normalized EBITDA increasing by $53 million on a year-over-year basis. The results reflected the benefit of strong asset optimization activities at Washington Gas, solid performance at the Retail Marketing Business, and continued capital investments in infrastructure upgrades across the Utilities network. The Utilities asset optimization activities during the quarter produced considerable positive impacts for both our customers and our Company. The continued result of these efforts are providing much needed financial benefits to our customers by helping to reduce customer bills during a period of higher energy costs.

“Our Midstream business continued to deliver strong operational performance, including exporting approximately 110,000 Bbls/d of combined propane and butane to Asia from our two export terminals on the North American West Coast during the third quarter. These operating results demonstrate AltaGas’ ability to deliver on higher export volumes and the Company's ability to continue to connect rising North American LPG production to premium global markets. This strong operational and volume performance was, however impacted by some inflationary and other pressures during the quarter.

“Looking ahead, we remain positive on the overall macro-outlook for the midstream platform, given the improving forward spreads for LPG’s and the opportunity to mitigate some logistical inflationary costs, and we continue to focus on advancing our corporate strategy as a leading North American energy infrastructure company by safely connecting customers to reliable and affordable sources of energy, and executing our near-, medium- and long-term strategic priorities".

RESULTS BY SEGMENT

Normalized EBITDA (1)(2)	Three Months Ended September 30
($ millions)	2022	2021
Utilities	$115	$62
Midstream	108	181
Corporate/Other	10	(4)
Normalized EBITDA (1)	$233	$239
(1)Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section of this news release.
(2)In the third quarter of 2022, Management has changed the composition of certain of AltaGas' non-GAAP measures such that adjustments for acquired contingencies are no longer included as normalization adjustments. This change was made as a result of Management's assessment that these contingencies are of a recurring and ongoing nature, and as such, the more appropriate methodology is to align the non-GAAP treatment of these costs and recoveries with the GAAP accounting treatment. Prior period calculations of the relevant non-GAAP measures have been restated to reflect this change.

Income (Loss) Before Income Taxes	Three Months Ended September 30
($ millions)	2022	2021
Utilities	$54	$102
Midstream	71	100
Corporate/Other	(77)	(113)
Income Before Income Taxes	$48	$89

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BUSINESS PERFORMANCE
Utilities

The Utilities segment reported normalized EBITDA of $115 million in the third quarter of 2022 compared to $62 million in the third quarter of 2021, while income before income taxes was $54 million in the third quarter of 2022 compared to income before income taxes of $102 million in the third quarter of 2021. Strong year-over-year growth in normalized EBITDA was driven by increased asset optimization activities at Washington Gas, strong gas margins in WGL's Retail Marketing business, continued ongoing capital investments that AltaGas has made across the network through Accelerated Replacement Programs (ARPs) and favorable foreign exchange.

AltaGas continued to upgrade critical infrastructure with the deployment of $234 million of invested capital during the third quarter of 2022 that was focused on driving better long-term outcomes for its customers, including $123 million deployed on the Company’s various ARPs. The latter of which are focused on improving the safety and reliability of the system, while delivering long-term operating cost and environmental benefits. This level of capital deployment was in line with expectations for the third quarter of 2022 and leaves AltaGas well-positioned to deliver on planned network upgrades with rate base expected to increase by a high single-digit percent year-over-year in 2022.

The Retail business generated $31 million of normalized EBITDA in the third quarter of 2022 compared to $23 million in the third quarter of 2021, which included stronger optimization margins, favourable timing of gas swap impacts, and lower than budgeted gas costs, which was partially offset by higher PJM costs. Some of this strong performance is expected to be reduced in the fourth quarter as a portion of the outperformance is timing related.

Midstream

The Midstream segment reported normalized EBITDA of $108 million in the third quarter of 2022 compared to $181 million in the third quarter of 2021, while income before income taxes was $71 million in the third quarter of 2022 compared to $100 million in the third quarter of 2021. Third quarter 2022 results were reflective of strong liquids volumes across the platform but was more than offset other factors, including lower realized Asian-to-Canadian butane spreads, high commodity price volatility, and higher rail and ocean freight costs (including fuel surcharges). The processing facilities were positively impacted by the recovery of turnaround costs from customers at the Townsend and Gordondale facilities and higher earnings at the extraction facilities driven by higher frac spreads, partially offset by the impact of the lost contribution from the Aitken Creek facility sale. Other factors negatively impacting normalized EBITDA in the Midstream segment in the third quarter of 2022 relative to the third quarter of 2021, included lower crude marketing margins, the absence of a one-time contract termination payout related to a railcar sublease agreement in the third quarter of 2021, and lower NGL marketing margins and volumes, including summer storage injection costs, partially offset by higher hedge gains at the export facilities.

AltaGas exported a robust 110,453 Bbls/d of cleaner burning LPGs to Asia in the third quarter of 2022, which was spread across 19 full and one partially loaded Very Large Gas Carriers (VLGCs). This included an average of 63,367 Bbls/d of propane exported at RIPET and an average of 47,086 Bbls/d of combined butane and propane exported at Ferndale. Given the strong year-to-date export volumes, AltaGas now expects to export slightly more than 100,000 Bbls/d in 2022 compared to previous expectations of approximately 97,000 Bbls/d.

AltaGas continues to advance its strategy to grow and optimize its Global Export operations at the RIPET and Ferndale export terminals. The Company continues to work with its partners to improve efficiencies and control costs, including optimizing rail schedules and debottlenecking capacity constraints. This is expected to reduce transport times, usage and rail costs, as well as provide greater operational flexibility. AltaGas is also expecting the delivery of two dual-fuel VLGCs in late 2023 and early 2024 that are expected to reduce total shipping costs to Asia by approximately 25 percent compared to a standard VLGC. The new vessel deployments are also expected to reduce pricing volatility for AltaGas and its customers on a longer-term basis.

Strong underlying fundamentals and commodity prices continue to underpin AltaGas’ Midstream business, with realized frac spreads up over 120 percent year-over-year, offset by slightly lower volumes due to the Aitken Creek

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facility sale. AltaGas’ realized frac spread averaged $27.78/Bbl, after transportation costs, with most of AltaGas' frac exposed volumes financially hedged during the quarter. AltaGas is well hedged for the fourth quarter of 2022 with approximately 74 percent of expected frac exposed volumes hedged at approximately $37.85/Bbl, prior to transportation costs. In addition, approximately 57 percent of AltaGas’ fourth quarter of 2022 expected global export volumes are either tolled or financially hedged with an average FEI to North American financial hedge price of US$11.91/Bbl for non-tolled propane and butane volumes.

2022 Midstream Hedge Program

Q4 2022
Global Exports volumes hedged (%) (1)	57
Average propane/butane FEI to North America Average hedge (US$/Bbl) (2)	11.91
Fractionation volume hedged (%) (3)	74
Frac spread hedge rate - (CAD$/Bbl) (3)	37.85
(1) Approximate expected volumes hedged, includes contracted tolling volumes and financial hedges; based on the assumption of average exports of 98 MBbls/d for Q4/22 and slightly more than 100 Mbbl/d for the 2022 full-year average.
(2) Approximate average for the period. Does not include physical differential to FSK for C3 volumes. Butane is hedged as a percentage of WTI.
(3) Approximate average for the period.

Corporate/Other
The Corporate/Other segment reported normalized EBITDA of $10 million in the third quarter of 2022 compared to a $4 million loss in the same quarter of 2021, while loss before income taxes was $77 million in the third quarter of 2022 compared to a loss of $113 million in the third quarter of 2021. The $14 million year-over-year increase in normalized EBITDA was driven by a decrease in corporate expenses, primarily related to higher employee incentive plan costs in the third quarter of 2021 due to AltaGas’ rising share price in 2021.

PETROGAS ACQUISITION FROM IDEMITSU
During the third quarter of 2022, AltaGas acquired the remaining 25.97% equity ownership of Petrogas from Idemitsu for total cash consideration of $285 million and the Company now owns 100% of Petrogas. The transaction was principally funded with recycled capital from the recent sale of AltaGas' non-operated interest in the Aitken Creek gas processing facility, as well as modest draws of short-term debt from the Company's existing credit facilities. AltaGas plans to later repay the modest draws on its credit facilities through the strong free cash flow growth from the asset base. Idemitsu continues to represent an important partnership for AltaGas as a Global Exports offtake customer through the Astomos Energy Joint Venture. AltaGas and Idemitsu will also continue to evaluate future opportunities and collaborate on prospective energy transition projects as both organizations pursue various lower-carbon initiatives over the long-term.

The Petrogas acquisition, along with the planned divestiture of AltaGas' Alaska Utilities that was announced in late May, is representative of the Company's opportunistic capital recycling strategy to achieve corporate objectives and create long-term value for all stakeholders, as has been demonstrated over the past three years. The underlying earnings profile of the Petrogas assets is well-aligned with this objective and should deliver strong long-term value to AltaGas' shareholders.

ROLLING HILLS CARBON SEQUESTRATION HUB APPLICATION
Subsequent to the third quarter of 2022, AltaGas and Whitecap were selected by the Government of Alberta to enter into an agreement for continued evaluation work on the Rolling Hills Carbon Sequestration Hub, northwest of Calgary, AB. The Rolling Hills Hub is a prospective open-access project that would be strategically located near AltaGas’ Harmattan Gas Plant and is surrounded by Whitecap’s extensive production and geological leadership in Central Alberta. The project is designed to include CO2 injection wells, carbon storage in underground reservoirs, and various intra-hub pipelines. The agreement will permit AltaGas and Whitecap to commence a technical evaluation in the area. If successful, the parties could be awarded long-term leasing rights with the Government of Alberta for the project with a potential in-service date of 2026.

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The Rolling Hills Hub is one of several projects that were selected through a competitive request for full project proposals (RFPP) process with the Government of Alberta. The Rolling Hills Hub, and other proposed hubs, have the potential to reduce carbon emissions in Alberta and continues the Canadian energy industry’s long-standing global leadership for environmental stewardship. These hubs are also a continuation of the ongoing partnership between the Canadian energy industry and the Government of Alberta.

CONSOLIDATED FINANCIAL RESULTS

	Three Months Ended September 30
($ millions)	2022	2021
Normalized EBITDA (1)(2)	$233	$239
Add (deduct):
Depreciation and amortization	(106)	(111)
Interest expense	(85)	(69)
Normalized income tax expense	(6)	(17)
Preferred share dividends	(10)	(13)
Other (2)	1	(28)
Normalized net income (1)(2)	$27	$1

Net income (loss) applicable to common shares	$(48)	$25
Normalized funds from operations (1)(2)	$170	$165

($ per share, except shares outstanding)
Shares outstanding - basic (millions)
During the period (3)	281	280
End of period	282	280

Normalized net income - basic (1) (2)	0.10	0.01
Normalized net income - diluted (1) (2)	0.10	0.01

Net income (loss) per common share - basic	(0.17)	0.09
Net income (loss) per common share - diluted	(0.17)	0.09
(1)Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section at the end of this news release.
(2)In the third quarter of 2022, Management changed AltaGas' non-GAAP policy to remove normalization adjustments relating to acquired contingencies. Prior periods have been restated to reflect this change. Please refer to the Non-GAAP Financial Measures section of this news release for additional details.
(3)"Other" includes accretion expense, net income applicable to non-controlling interests, foreign exchange gains, and NCI portion of non-GAAP adjustments. The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests” line item on the Consolidated Statements of Income.
(4)Weighted average.

Normalized EBITDA for the third quarter of 2022 was $233 million compared to $239 million for the same quarter in 2021. The largest factors leading to the variance are described in the Business Performance sections above.

For the third quarter of 2022, the average Canadian/U.S. dollar exchange rate increased to 1.31 from an average of 1.26 in the same period of 2021, resulting in a $5 million increase to normalized EBITDA.

Income before income taxes was $48 million for the third quarter of 2022 compared to $89 million for the same quarter in 2021. Net loss applicable to common shares was $48 million or $0.17 per share for the third quarter of 2022, compared to net income applicable to common shares of $25 million or $0.09 per share for the same quarter in 2021. Please refer to the Three Months Ended September 30 Section of the MD&A for further details on the variance in income (loss) before income taxes and net income applicable to common shareholders.

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Normalized net income was $27 million or $0.10 per share for the third quarter of 2022, compared to normalized net income of $1 million or $0.01 per share reported for the same quarter of 2021. The increase was mainly due to lower net income applicable to non-controlling interests, lower normalized income tax expense, and lower depreciation and amortization expense, partially offset by higher interest expense and the same previously referenced factors impacting normalized EBITDA.

Normalized FFO was $170 million or $0.60 per share for the third quarter of 2022, compared to $165 million or $0.59 per share for the same quarter in 2021. The increase was mainly due to lower current income tax expense partially offset by the same previously referenced factors impacting normalized EBITDA and higher interest expense.

Depreciation and amortization expense was $106 million for the third quarter of 2022, compared to $111 million for the same quarter in 2021. Factors impacting depreciation and amortization expense in the third quarter of 2022 included the impact of the pending sale of the Alaskan Utilities, partially offset by the impact of new assets placed in-service.

Interest expense for the third quarter of 2022 was $85 million, compared to $69 million for the same quarter in 2021. The increase in interest expense included $7 million of interest related to the subordinated hybrid notes, higher average interest rates, and a higher average Canadian/U.S. dollar exchange rate.

Income tax expense was $7 million for the third quarter of 2022, compared to an income tax expense of $30 million for the same quarter of 2021. The decrease was mainly due to lower income before income taxes compared to the same quarter of 2021. Current tax recovery of $13 million was recorded in the third quarter of 2022, compared to current tax expense of $13 million recorded in the same quarter of 2021. The reduction in current tax expense was mainly due to lower income before income taxes compared to the same quarter of 2021.

FORWARD FOCUS, GUIDANCE AND FUNDING
AltaGas continues to be focused on executing its long-term corporate strategy of building a diversified platform that operates long-life energy infrastructure assets that connects customers and markets and is positioned to provide resilient and durable value for the Company’s stakeholders.

AltaGas expects to achieve guidance ranges that were previously disclosed in December 2021:

•2022 Normalized EPS guidance of $1.80 - $1.95, compared to actual normalized EPS of $1.78 and GAAP EPS of $0.82 in 2021.

•2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion, compared to actual normalized EBITDA of $1.49 billion and income before taxes of $446 million in 2021.

AltaGas continues to focus on delivering durable and growing EPS and FFO per share while targeting lowering leverage ratios within the business over time. This strategy should support steady dividend growth and provide the opportunity for ongoing capital appreciation for its long-term shareholders. AltaGas has announced plans to deliver regular, sustainable and annual dividend increases that compound in the years ahead with an anticipated five to seven percent compounded annual growth rate through 2026. Annual dividend increases will be a function of financial performance and determined by the Board on an annual basis.

AltaGas' 2022 invested capital plan is approximately $995 million, excluding asset retirement obligations, compared to $798 million deployed in 2021. The 2022 invested capital plan is heavily weighted towards the Utilities business and is comprised primarily of ARP and system betterment projects that are anticipated to deliver stable and transparent rate base growth and positive risk-adjusted returns. The Company is allocating approximately 31 percent of AltaGas’ consolidated 2022 invested capital to ARPs in its Utilities business, representing approximately 40 percent of the total 2022 Utilities invested capital program.

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QUARTERLY COMMON SHARE DIVIDEND AND PREFERRED SHARE DIVIDENDS

The Board of Directors approved the following schedule of Dividends:

Type (1)	Dividend (per share)	Period	Payment Date	Record
Common Shares	$0.265	n.a.	30-Dec-22	16-Dec-22
Series A Preferred Shares	$0.19125	30-Sep-22 to 30-Dec-22	30-Dec-22	16-Dec-22
Series B Preferred Shares	$0.3767	30-Sep-22 to 30-Dec-22	30-Dec-22	16-Dec-22
Series E Preferred Shares	$0.337063	30-Sep-22 to 30-Dec-22	30-Dec-22	16-Dec-22
Series G Preferred Shares	$0.265125	30-Sep-22 to 30-Dec-22	30-Dec-22	16-Dec-22
Series H Preferred Shares	$0.4019	30-Sep-22 to 30-Dec-22	30-Dec-22	16-Dec-22
(1)Dividends on common shares and preferred shares are eligible dividends for Canadian income tax purposes.

NON-GAAP MEASURES
This news release contains references to certain financial measures that do not have a standardized meaning prescribed by U.S. GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to U.S. GAAP financial measures are shown below and within AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2022. These non-GAAP measures provide additional information that Management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

Change in Non-GAAP Policy for Acquisition Related Contingencies

In the third quarter of 2022, Management has changed the composition of certain of AltaGas' non-GAAP measures such that adjustments for acquired contingencies are no longer included as normalization adjustments. This change was made as a result of Management's assessment that these contingencies are of a recurring and ongoing nature, and as such, the more appropriate methodology is to align the non-GAAP treatment of these costs and recoveries with the GAAP accounting treatment. Prior period calculations of the relevant non-GAAP measures have been restated to reflect this change. The following table summarizes the impact of this change on the periods presented in this MD&A:

Increase (decrease) as result of change	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except where noted)	2022	2021	2022	2021
Normalized EBITDA	$—	$(5)	$30	$(11)
Normalized net income (1)	$—	$(4)	$17	$(8)
Normalized funds from operations (1)	$—	$(5)	$30	$(11)
Normalized income tax expense	$—	$(1)	$6	$(3)
Normalized effective tax rate (%)	—%	0.7%	0.1%	0.1%
(1)Corresponding per share amounts have also been adjusted.

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Normalized EBITDA

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2022	2021	2022	2021
Income before income taxes (GAAP financial measure)	$48	$89	$638	$608
Add:
Depreciation and amortization	106	111	327	318
Interest expense	85	69	231	208
EBITDA	$239	$269	$1,196	$1,134
Add (deduct):
Transaction costs related to acquisitions and dispositions (1)	2	1	4	5
Unrealized gains on risk management contracts (2)	(3)	(29)	(107)	(52)
Losses (gains) on sale of assets (3)	3	(3)	(3)	(7)
Restructuring costs (4)	—	—	—	1
Provisions on assets	—	—	—	57
Reversal of provisions on investments accounted for by the equity method (5)	(3)	—	(3)	—
Accretion expenses	2	1	5	2
Foreign exchange gains	(7)	—	(9)	(3)
Normalized EBITDA	$233	$239	$1,083	$1,137
(1)Comprised of transaction costs related to acquisitions and dispositions of assets and/or equity investments in the period. These costs are included in the "cost of sales" and "operating and administrative" line items on the Consolidated Statements of Income (Loss). Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. As noted on page 14 of the MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy. Please refer to Note 4 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(2)Included in the “revenue” and “cost of sales” line items on the Consolidated Statements of Income (Loss). Please refer to Note 16 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2022 for further details regarding AltaGas’ risk management activities.
(3)Included in the “other income” line item on the Consolidated Statements of Income (Loss). Please refer to Note 4 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(4)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income (Loss).
(5)Relates to the return of certain costs associated with the Constitution pipeline project as a result of its cancellation in February 2020. These costs are included in the "income from equity investments" line item on the Consolidated Statements of Income (Loss).

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using income before income taxes adjusted for pre‑tax depreciation and amortization and interest expense.

AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods, as well as for budgeting and compensation related purposes. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

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Normalized Net Income

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2022	2021	2022	2021
Net income (loss) applicable to common shares (GAAP financial measure)	$(48)	$25	$345	$386
Add (deduct) after-tax:
Transaction costs related to acquisitions and dispositions (1)	1	1	2	4
Unrealized gains on risk management contracts (2)	(1)	(17)	(78)	(31)
Non-controlling interest portion of non-GAAP adjustments (3)	—	(6)	5	(11)
Losses (gains) on sale of assets (4)	3	(2)	(4)	(14)
Provisions on assets	—	—	—	46
Restructuring costs (5)	—	—	—	1
Loss on redemption of preferred shares, including foreign exchange impact (6)	74	—	84	—
Reversal of provisions on investments accounted for by the equity method (7)	(2)	—	(2)	—
Normalized net income	$27	$1	$352	$381
(1)Comprised of transaction costs related to acquisitions and dispositions of assets and/or equity investments in the period. The pre-tax costs are included in the "cost of sales" and "operating and administrative" line items on the Consolidated Statements of Income (Loss). Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. As noted on page 14 of the MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy. Please refer to Note 4 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(2)The pre-tax amounts are included in the “revenue” and “cost of sales” line items on the Consolidated Statements of Income (Loss). Please refer to Note 16 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2022 for further details regarding AltaGas’ risk management activities.
(3)The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. The amounts are included in the “net income applicable to non-controlling interests” line item on the Consolidated Statements of Income (Loss). As noted on page 14 of the MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. This includes the associated impact to the portion applicable to non-controlling interests. The amounts presented in this table reflect the restated figures to align with the revised policy.
(4)The pre-tax amounts are included in the “other income” line item on the Consolidated Statements of Income (Loss) Please refer to Note 4 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(5)Comprised of costs related to a workforce reduction program. The pre-tax costs are included in the “operating and administrative” line item on the Consolidated Statements of Income (Loss).
(6)Comprised of losses on the redemption of Series K Preferred Shares on March 31, 2022 and the redemption of U.S. dollar denominated Series C Preferred Shares on September 30, 2022 including an associated foreign exchange loss of approximately $69 million. The loss on redemption of preferred shares is recorded on the "loss on redemption of preferred shares" line on the Consolidated Statements of Income (Loss).
(7)Relates to the return of certain costs associated with the Constitution pipeline project as a result of its cancellation in February 2020. These costs are included in the "income from equity investments" line item on the Consolidated Statements of Income (Loss).

Normalized net income and normalized net income per share are used by Management to enhance the comparability of AltaGas’ earnings, as these metrics reflect the underlying performance of AltaGas’ business activities.

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Normalized Funds from Operations

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2022	2021	2022	2021
Cash from (used by) operations (GAAP financial measure)	$(384)	$209	$827	$895
Add (deduct):
Net change in operating assets and liabilities	550	(49)	(3)	(27)
Asset retirement obligations settled	2	4	5	7
Funds from operations	$168	$164	$829	$875
Add (deduct):
Transaction costs related to acquisitions and dispositions (1)	2	1	4	5
Restructuring costs (2)	—	—	—	1
Current tax expense (recovery) on asset sales (3)	—	—	(1)	18
Normalized funds from operations	$170	$165	$832	$899
(1)Comprised of costs related to acquisitions and dispositions of assets and/or equity investments in the period. These costs exclude any non-cash amounts and are included in the "cost of sales" and "operating and administrative" line items on the Consolidated Statements of Income (Loss). Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. As noted on page 14 of the MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy. Please refer to Note 4 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(2)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income (Loss).
(3)Included in the "current income tax expense (recovery)" line item on the Consolidated Statements of Income (Loss).

Normalized funds from operations and funds from operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Invested Capital

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2022	2021 (3)	2022	2021 (3)
Cash used in investing activities (GAAP financial measure)	$534	$263	$661	$242
Add (deduct):
Net change in non-cash capital expenditures (1)	(2)	(62)	1	(44)
Contributions from non-controlling interests (2)	—	—	—	(1)
Asset dispositions	—	1	245	345
Disposal of equity method investments	—	3	—	3
Invested capital	$532	$205	$907	$545
(1)Comprised of non-cash capital expenditures included in the "accounts payable and accrued liabilities" line item on the Consolidated Balance Sheets. Please refer to Note 22 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2022 for further details.
(2)Comprised of partner recoveries for capital expenditures incurred for the Ridley Island Propane Export Terminal. These recoveries are included in the "contributions from non-controlling interests" under financing activities in the Consolidated Statements of Cash Flows, however, as Management views this as part of AltaGas' invested capital, it has been included in the calculation of net invested capital.
(3)In prior periods, invested capital did not include adjustments for the cost of removal of utility assets; however, beginning in the fourth quarter of 2021, Management has adjusted for these costs to better align with the investing section of the Consolidated Statements of Cash Flows. As such, prior periods in 2021 have been restated to reflect this change.

Invested capital is a measure of AltaGas' use of funds for capital expenditure activities. It includes expenditures relating to property, plant, and equipment and intangible assets, capital contributed to long term investments, and contributions from non-controlling interests. Invested capital is used by Management, investors, and analysts to enhance the understanding of AltaGas' capital expenditures from period to period and provide additional detail on the Company's use of capital.

AltaGas Ltd. – Press Release Q3 2022         10

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except effective income tax rates)	2022	2021	2022	2021
Revenue	3,056	2,339	10,190	7,433
Normalized EBITDA (1) (2)	233	239	1,083	1,137
Income before income taxes	48	89	638	608
Net income (loss) applicable to common shares	(48)	25	345	386
Normalized net income (1) (2)	27	1	352	381
Total assets	23,504	21,303	23,504	21,303
Total long-term liabilities	11,991	11,302	11,991	11,302
Invested capital (1) (3)	532	205	907	545
Cash used by investing activities	(534)	(263)	(661)	(242)
Dividends declared (4)	74	70	223	211
Cash from (used by) operations	(384)	209	827	895
Normalized funds from operations (1) (2)	170	165	832	899
Normalized effective income tax rate (%) (1) (2)	12.5	29.3	19.7	21.7
Effective income tax rate (%)	14.3	33.2	20.5	22.1

	Three Months Ended September 30		Nine Months Ended September 30
($ per share, except shares outstanding)	2022	2021	2022	2021
Net income (loss) per common share - basic	(0.17)	0.09	1.23	1.38
Net income (loss) per common share - diluted	(0.17)	0.09	1.22	1.37
Normalized net income - basic (1) (2)	0.10	0.01	1.25	1.36
Normalized net income - diluted (1) (2)	0.10	0.01	1.24	1.35
Dividends declared (4)	0.27	0.25	0.80	0.75
Cash from (used by) operations	(1.37)	0.75	2.94	3.20
Normalized funds from operations (1) (2)	0.60	0.59	2.96	3.21
Shares outstanding - basic (millions)
During the period (5)	281	280	281	280
End of period	282	280	282	280
(1)Non‑GAAP financial measure or non-GAAP financial ratio; see discussion in Non-GAAP Financial Measures section of the MD&A.
(2)In the third quarter of 2022, Management changed AltaGas' non-GAAP policy to remove normalization adjustments relating to acquired contingencies. Prior periods have been restated to reflect this change. Please refer to the Non-GAAP Financial Measures section of this MD&A for additional details.
(3)In prior periods, invested capital did not include adjustments for the cost of removal of utility assets; however, beginning in the fourth quarter of 2021, Management adjusted for these costs to better align with the investing section of the Consolidated Statements of Cash Flows. Comparative periods have been restated to reflect this change.
(4)Effective March 31, 2022, common share dividends are declared and paid on a quarterly basis. The dividend declared each quarter is $0.265 per share beginning March 2022, which represents a 6 percent increase on an annual basis from the previous monthly dividends declared of $0.0833 per share beginning December 2020.
(5)Weighted average.

AltaGas Ltd. – Press Release Q3 2022         11

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, October 28, at 9:00 a.m. MT (11:00 a.m. ET) to discuss third quarter 2022 results and other corporate developments.

•Date/Time: October 28, 2022, 9:00 a.m. MT (11:00 a.m. ET; 16:00 BST)
•Dial-in: 1-416-764-8659 or toll free at 1-888-664-6392 or Click to Join
•Webcast: http://www.altagas.ca/invest/events-and-presentations.

Shortly after the conclusion of the call a replay will be available commencing at 11:00 a.m. MT (1:00 p.m. ET; 18:00 BST) on October 28, 2022 by dialing 1-416-764-8677 or toll free 1-888-390-0541. The passcode is 652630#. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on November 4, 2022.

AltaGas’ Consolidated Financial Statements and accompanying notes for the third quarter ended September 30, 2022, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

ABOUT ALTAGAS
AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.
For more information visit www.altagas.ca or reach out to one of the following:
Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Investor Inquiries
1-877-691-7199
investor.relations@altagas.ca

Media Inquiries
1-403-206-2841
media.relations@altagas.ca

AltaGas Ltd. – Press Release Q3 2022         12

FORWARD-LOOKING INFORMATION
This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: focus on AltaGas’ near, medium- and long-term strategic priorities, including ESG practices; AltaGas’ ability to pursue strategic growth opportunities and improve its balance sheet; anticipated moderation of factors impacting Midstream financial contributions in the coming period; expected timing of closing of the Alaskan Utilities transaction and the expected use of proceeds therefrom; anticipated integration and optimization of LPG export platforms following purchase of remaining 25.97 percent of Petrogas Energy Corp.; targeted outcomes of AltaGas’ deployment of invested capital, including ARPs; planned network upgrades and increase in rate base by a high single-digit percent year-over-year in 2022; expected future performance of Retail business as compared with Q3 results; AltaGas’ strategy to improve efficiencies and control costs within its global export operations at RIPET and Ferndale export terminals; expected delivery of dual-fuel VLGCs in 2023 and 2024, and anticipated impacts on shipping costs and pricing volatility; expected frac exposed volumes and hedging activities for Q4; plans to repay draws on AltaGas’ credit facilities through free cash flow growth from asset base; AltaGas’ continued relationship with Idemitsu and its pursuit of lower carbon initiatives; performance of the Petrogas assets and expected realization of the full year earnings contribution in 2023; AltaGas’ prospective ESG projects, including the Rolling Hills Hub, the anticipated timing and design of such projects, and the expected impact on carbon emissions and the environment; expected 2022 Normalized EPS guidance of $1.80 - $1.95 per share; expected 2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion; expectations for EPS and FFO per share growth; expectation for ongoing dividend growth; AltaGas’ de-leveraging strategy; expected invested capital plan of approximately $995 million; planned segment allocation and focus of 2022 capital expenditures; and expected dividend payments and dates of payment.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, impacts of the hedging program, commodity prices, weather, frac spread, dividend levels, number of ships and export levels from the Ferndale and RIPET facilities, effective tax rates, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to pandemics, epidemics or disease outbreaks, including COVID-19; health and safety risks; operating risk; natural gas supply risks; volume throughput; infrastructure; service interruptions; cyber security, information, and control systems; climate-related risks, including carbon pricing; regulatory risks; litigation risk; changes in law; political uncertainty and civil unrest; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous and treaty rights; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; integration of Petrogas; debt financing, refinancing, and debt service risk; interest rates; counterparty and supplier risk; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; market value of common shares and other securities; variability of dividends; potential sales of additional shares; labor relations; key personnel; risk management costs and limitations; cost of providing retirement plan benefits; failure of service providers; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2021 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com

AltaGas Ltd. – Press Release Q3 2022         13